SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2255	IFERT@STBLAW.COM

March 25, 2013

VIA OVERNIGHT COURIER AND EDGAR

Re:	SeaWorld Entertainment, Inc. – Registration
Statement on Form S-1 (File No.: 333-185697)

Justin Dobbie

Ada D. Sarmento

Amy Geddes

Margery Reich

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of SeaWorld Entertainment, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 27, 2013 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 originally filed on December 27, 2012 (the “Registration Statement”) and amended by Amendment No. 1 to the Registration Statement filed with the Staff on February 11, 2013. The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and updates financial and other information in the Registration Statement, including the pictures for the inside cover of the prospectus and the audited results for the fiscal year ended December 31, 2012.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 2.

Form S-1

General

1.	We note your response to our prior comment 1 and reissue in part. It does not appear that certain marketing language in the document can be objectively substantiated. Please revise your filing throughout to eliminate qualitative marketing-type terminology that is not susceptible to objective measurement, such as “marquee,” “iconic,” “premier,” and “world class,” as such terms do not assist investors in understanding your business.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 1, 4, 19, 43, 61, 62, 63 and 68 to delete the above-referenced terms.

Prospectus Summary, page 1

Company Overview, page 1

2.	We note your response to our prior comment 6. Based on your response, it remains unclear why you include the impressions metric on page 1 in the summary and in the overview of your MD&A and business sections. We note, in particular, that you include this metric along with other quantitative information that is either derived directly from your financial statements or appears to have a direct correlation with your results of operations. There is no explanation of any correlation between the impressions metric and your financial results. Please consider removing the impressions metric from the summary and the two overview sections. To the extent you believe the metric is meaningful information in the context of a discussion of your marketing efforts, please revise accordingly. If you do include this metric in your marketing discussion, please define the metric in that section, explain how it was calculated, discuss its limitations given that it is an estimate, and describe why you believe it is meaningful to an understanding of your business.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages iii, 1, 43 and 61 to remove the impressions discussion.

Our Competitive Strengths, page 4

3.	We note your response to our prior comment 8 and reissue in part. It appears that the language in your response to our prior comment regarding the appeal and recognition of your brands more clearly conveys the relevant competitive strength than the language that you included in the first sentence of this section. Please revise to clearly and concisely describe the applicable competitive strength and to eliminate the use of marketing language that strays from what can be objectively substantiated. Please also revise the second half of the second sentence to clarify, consistent with your response, that this represents the company’s belief.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 4 and 62 to conform it to the language in the Registrant’s above-referenced response to the Staff’s prior comment 8.

4.	We note your response to our prior comment 9. Please expand your disclosure in this section to provide examples of the “out-of-park” experiences listed in your response.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 4, 62 and 66 to provide examples of out-of-park experiences listed in the Registrant’s prior response.

5.	We note your response to our prior comment 25. Please disclose that the replacement value provided here and on page 65 was calculated for insurance purposes, including the year that the value was calculated, who made the calculation and the specific insurance purpose that the estimate addressed. Please also explain that the number you disclose as the replacement value of your assets is distinct from, and should not be confused with, the amount you disclose as total assets for financial statement reporting purposes. Alternatively, please consider removing the statement, consistent with your approach in the Company Overview section in response to our prior comment.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 5 and 63 to remove the replacement value discussion.

Our Industry, page 7

6.	We note the statement regarding the compound annual growth rate of U.S. theme park industry revenues between 2003 and 2011. To the extent you include compound annual growth rate data, please also include the annual changes in order to provide context regarding year over year volatility and other trends that a compound rate would not identify.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 8 and 66 to remove reference to the above-referenced compound annual growth rate discussion.

Risk Factors, page 17

We are subject to complex federal and state regulations, page 19

7.	We note your disclosure that claims or lawsuits are sometimes filed against you to impede your ability to retain, exhibit, acquire or breed animals, and the negative publicity associated with such suits could adversely affect your reputation and results of operations. We are aware of several news reports discussing legal challenges concerning the validity of the transfer of a rescued whale. Please tell us whether the outcome of this challenge could have a material impact on your business.

The Registrant respectfully advises the Staff that the Registrant is not a party to litigation relating to the above-referenced matter. The Registrant does not presently expect the outcome of such matter to have a material impact on the Registrant’s business. The Registrant further advises the

Staff that the Registrant does not rely on rescued animals for its animal collection in any material respect.

A significant portion of our revenues are generated, page 20

8.	We note your response to our prior comment 19. If the sole risk related to the majority of your revenues being generated in the State of Florida is possible shutdown of the parks due to hurricanes, please revise the risk factor and its heading appropriately. If there are other specific risks, please describe them.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 21 to describe additional risks associated with a significant portion of the Registrant’s revenue being generated in the State of Florida and in the Orlando market.

Business, page 63

Company Overview, page 63

9.	We note your response to our prior comment 24. Please also revise any other references to “stable profit margins” elsewhere in the prospectus.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 5 and 64 to revise all references to “stable profit margins”.

Our Animals, page 74

10.	We note your disclosure that seven killer whales are presently on loan to a third party. Please describe the terms of the loan and the purpose.

The Registrant respectfully advises the Staff that the above-referenced loan was entered into with Loro Parque S.A. in 2004, prior to the 2009 Transactions, by the Registrant’s predecessor. Pursuant to the terms of the contract, the Registrant receives annual payments which are not material to the Registrant. The current term of the contract expires in 2031 and is renewable at the option of the parties for additional terms. In addition, the Registrant has revised the disclosure on page 72 in response to the Staff’s comment.

Background and Experience of Directors, page 85

11.	We note your response to our prior comment 27. We also note that you continue to provide disclosure about the experience, qualifications, attributes or skills of your directors on a group basis in the last sentence of the first paragraph of this section. Please revise to disclose, on an individual basis, the particular and specific experience, qualifications, attributes or skills that led the board to conclude that each director should serve as a director of the company.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 84 to provide disclosure about the experience, qualifications, attributes or skills of the Registrant’s directors on an individual basis.

Principal and Selling Stockholders, page 110

12.	We note your response to our prior comment 29. Please revise your statement in footnote 2 regarding Mr. Schwarzman’s control of Blackstone Group Management L.L.C. to clarify that he has voting and investment power with respect to the shares held by the Partnerships.

In response to the Staff’s comment, the Registrant has revised the disclosure in footnote 2 on page 110 to clarify that Mr. Schwarzman has voting and investment power with respect to the shares held by the Partnerships.

Exclusive Forum, page 129

13.	We note your disclosure in this section regarding an exclusive forum provision in your amended and restated certificate of incorporation. It appears that there are pending lawsuits challenging the validity of choice of forum provisions in charter documents. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such a provision is unenforceable.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 129 to disclose that it is possible that a court could find that the above-referenced provision is unenforceable.

Where You Can Find More Information, page 143

14.	We note your response to our prior comment 34. Please revise to remove any implication that the information contained in the prospectus may not be complete.

In response to the Staff’s comment, the Registrant has deleted the above-referenced sentence on page 143, as suggested in the Staff’s prior comment 34 with respect to the original Registration Statement.

Exhibits

15.	We note that you have filed a form of the 2009 Advisory Agreement. Please file the 2009 Advisory Agreement that is currently in effect or explain why you have filed the form of agreement. We also note that the disclosure on page iii contemplates an Amended and Restated 2009 Advisory Agreement, but the disclosure on page 114 in which you describe the agreement does not discuss when the agreement will be amended and restated, nor does it describe how the original agreement will be amended.

The Registrant has filed a copy of the 2009 Advisory Agreement as currently in effect as an exhibit to Amendment No. 2. The Registrant respectfully advises the Staff that the Registrant amended and restated the agreement in March 2013 and that the agreement will be terminated in connection with the Registrant’s initial public offering to which the Registration Statement relates, as described on page 112. In addition, the Registrant has revised the disclosure on page 113 in response to the Staff’s comment.

16.	Please file Schedule A to the Second Amended and Restated Equityholders Agreement.

The Registrant respectfully advises the Staff that Schedule A to the above-referenced agreement was not included in the executed version of the agreement and therefore was not included in the exhibit filing.

* * * * * * *

Please call me (212-455-2255) or Lauren Yoon of my firm (212-455-2331) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Igor Fert

Igor Fert